News Release

Burcon Reports Fiscal 2022 First Quarter Results

Vancouver, British Columbia, August 16, 2021 - Burcon NutraScience Corporation ("Burcon or the "Company") (TSX: BU) (NASDAQ: BRCN), a global technology leader in the development of clean-label, plant-based proteins for foods and beverages, reported results for the fiscal first quarter ended June 30, 2021.

Operational highlights for the first quarter ended June 30, 2021:

During the quarter, Burcon:

  recorded its first royalty revenues from Merit Foods;
  was approved for a dual listing on the NASDAQ stock exchange, with its shares now trading on The NASDAQ Capital Market as well as the Toronto Stock Exchange;
  continued to advance discussions and negotiations with a number of potential partners on opportunities to commercialize Burcon's innovative plant-based protein technologies through one or more joint ventures and/or collaboration agreements;
  continued to work with a third-party engineering firm to identify and build-out a suitable location in Winnipeg for a new and expanded innovation centre; and
  received two U.S. patents covering the company's novel process for the extraction and purification of pea and canola protein ingredients and the pea proteins produced therefrom. The company's IP portfolio now consists of 296 issued patents in various countries, with 73 in the U.S., as well as more than 210 active patent applications, including 34 in the U.S.

During the quarter, Merit Foods:

  completed the first end-to-end production runs of its novel lineup of Puratein® canola proteins at its just completed protein production facility, making it the first and only commercial-scale facility in the world capable of producing food-grade protein from canola, the world's second-largest oilseed crop;
  began to fulfill commercial sales orders of its pea and canola protein ingredients; and
  received a second co-investment from Protein Industries Canada, providing funds to develop new plant-based food and nutrition products using Merit's pea and canola protein ingredients

Subsequent to the quarter-end:

  Burcon announced the appointment of Jeanne McCaherty to its board of directors on July 8, 2021.

Management Commentary

"Burcon's fiscal 2022 first quarter got off to a great start with Merit Functional Foods achieving the first commercial "end-to-end" production runs of its novel lineup of Puratein® canola protein ingredients," said Johann F. Tergesen, Burcon's president and chief executive officer, "Merit's recently completed state-of-the-art protein production facility can now produce commercial quantities of both pea and canola protein, to meet the demand of food and beverage manufacturers for clean-label, plant-based protein ingredients that offer superior taste, texture and purity.  Merit began to fulfill commercial sales orders for its best-in-class pea and canola protein ingredients during the quarter. This significant achievement marks yet another milestone in Burcon's development as Merit is now the world's first and only supplier of novel canola protein ingredients for the global food and beverage ingredient market. Burcon team members have assisted Merit in the ongoing process of optimizing the new production facility, as Merit strives to ramp up production and customer sales. We believe Merit's introduction of canola protein is timely and that canola has the potential to become a major source of plant-based protein for food formulators and consumers alike."

"During the quarter, Merit also received a second co-investment from Protein Industries Canada as part of a product innovation research project that will see Merit's pea and canola protein ingredients formulated into food, beverage and lifestyle nutrition product applications. Led by Merit Foods, this project includes three outstanding Canadian consumer product companies: Daiya Foods, TWC Nutrition and Grand River Foods. This project has a total investment of $7.9 million with Protein Industries Canada providing half of the total investment into the project."

"Burcon announced that its shares began trading on The Nasdaq Capital Market, effective May 25, 2021.  Our dual listing marks yet another milestone achievement for Burcon that can help build long-term shareholder value through increased awareness and improved trading liquidity."

"We continued to work with a third-party engineering firm during the quarter to assist us in planning and designing a new and expanded technology and innovation center.  We are investigating options to replace Burcon's existing Winnipeg Technical Centre with an expanded innovation centre, complete with analytical and functional labs, and with expanded commercial production capabilities that would shorten Burcon's time-to-market for its new protein technologies.  The new innovation centre would provide Burcon with additional R&D bandwidth to pursue new partnering and research collaboration opportunities in the future."

"As part of our ongoing efforts to protect our valuable intellectual property, we received a U.S. patent covering our unique and proprietary process for canola protein production and another U.S. patent covering our pea protein process.  Our IP portfolio now consists of 296 issued patents of which, 117 cover our novel processes, composition of and applications for our canola protein ingredients."

"Subsequent to quarter-end, we announced that Jeanne McCaherty has joined our board of directors.  Ms. McCaherty brings extensive senior management experience and deep knowledge of the global food ingredients industry to the Burcon board."

Financial Results (in Canadian dollars)

Net loss totaled $3.2 million or $0.03 per basic and diluted share for the first quarter of fiscal 2022, with more than one-half of the loss attributed to Burcon's share of Merit's loss.  This compares to a net loss of $1.4 million or $0.01 per basic and diluted share in the same year-ago quarter.

Merit began fulfilling commercial sales orders of pea and canola protein products this quarter, and Burcon recorded its first royalty revenue of $18,000 from Merit.  Merit recorded sales revenues of $1.2 million during the quarter, representing sales of pea and canola protein products, as well as sales of commodity items and by-products.

Burcon recorded $1.7 million as its share of loss in Merit Foods for the first quarter of fiscal 2022, as compared to $382,000 in the same year-ago quarter.  Merit recorded a loss of $5.2 million for the quarter ended June 30, 2021, as compared to $955,000 in the same year-ago quarter.  The significant loss reflects Merit Foods' production operating costs while it is commissioning and optimizing the flex production facility, as compared to the first quarter of fiscal 2021 when the production facility was still under construction.

Gross research and development expenses totaled $921,000 for the three months ended June 30, 2021, as compared to $529,000 in the same year-ago quarter.  The increase in R&D expenses is due mainly to higher stock-based compensation expense, salary increases and staff additions, and the write-off of pea and canola inventory that will no longer be required by Merit as it is now producing samples from the production facility.  The Company began deferring canola and pea development expenses from the second quarter of fiscal 2020 and also recorded inventory production costs.  During the current quarter, Burcon allocated $480,000 of R&D costs to deferred development costs.

There was no significant change in the gross intellectual property expenses for the first quarter of 2022, as compared to the same year-ago quarter.

General and administrative expenses increased by $356,000 for the current fiscal quarter as compared to the same year-ago quarter.  About one-half of the increase is attributed to higher investor relations expenses from NASDAQ entry and maintenance fees and U.S. IR consulting fees, one-third to higher stock-based compensation expense, with the balance to higher professional fees.

At June 30, 2021, cash balances totaled $12.5 million compared to $14.0 million at March 31, 2021.  Management believes it has sufficient resources to fund its expected level of operations and working capital requirements to August 2023.  This estimate does not take into account potential proceeds from outstanding convertible securities or royalty revenues from its license agreement.

Conference Call Details

Burcon will hold an investor conference call and webcast on Monday, August 16, 2021 at 5:00pm ET.

A link to the webcast of the conference call is available on Burcon's website under "Presentations" or directly here.  The webcast will also be archived for future playback.

Investors interested in participating in the live call can dial in using the details below:

Date: Monday August 16, 2021

Time: 5:00 p.m. Eastern time (2:00 p.m. Pacific time)

Toll-free dial-in (North America): 1-855-327-6837

Dial-in (toll/international): 1-631-891-4304

Conference ID: 10015651

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of clean-label, plant-based proteins for foods and beverages. With over 290 issued patents and 200 additional patent applications developed over a span of more than 20 years, Burcon has grown an extensive portfolio of composition, application and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more. In 2019, Merit Functional Foods Corporation ("Merit Foods") was established between Burcon and three veteran food industry executives. Merit Foods has built a state-of-the-art protein production facility in Manitoba, Canada to produce, under licence, Burcon's novel pea and canola protein ingredients. For more information, visit www.burcon.ca.

Forward-Looking Information Cautionary Statement

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this release, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations adverse general economic, market or business conditions; regulatory changes; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2021 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information.  Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Industry Contact

Paul Lam

Manager, Business Development and IRO

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca  www.burcon.ca

Investor Contact

James Carbonara

Hayden IR

Tel (646) 755-7412

james@haydenir.com

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at June 30, 2021 and March 31, 2021
Unaudited
(Prepared in Canadian dollars)
	June 30, 2021 $	March 31, 2021 $

ASSETS

Current assets
Cash and cash equivalents	12,475,755	13,972,659
Amounts receivable	168,096	338,715
Inventory	-	132,473
Prepaid expenses	364,377	154,757
	13,008,228	14,598,604

Property and equipment	942,924	1,005,760
Deferred development costs	5,181,007	4,463,748
Investment in and loan to Merit Functional Foods Corporation	14,735,700	16,401,703
Goodwill	1,254,930	1,254,930

	35,122,789	37,724,745

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,534,618	1,418,049
Lease liability	10,661	28,431
	1,545,279	1,446,480

Lease liability	4,726	5,266

	1,550,005	1,451,746

Shareholders' Equity
Capital stock	114,230,192	114,106,836
Contributed surplus	14,058,654	14,058,654
Options	6,870,749	6,490,537
Warrants	572,661	594,621
Deficit	(102,159,472)	(98,977,649)

	33,572,784	36,272,999

	35,122,789	37,724,745

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at June 30, 2021 and March 31, 2021
Unaudited
(Prepared in Canadian dollars)
	2021 $	2020 $

REVENUE
Royalty income	17,965	8,515

EXPENSES
Research and development	441,786	100,489
Intellectual property	158,784	138,774
General and administrative	1,012,740	656,951
	1,613,310	896,214

Loss from operations	(1,595,345)	(887,699)

Interest and other income	108,368	149,560

Management fee income	61,828	109,316

Share of loss in Merit Functional Foods Corporation	(1,748,098)	(382,176)

Interest expense	(7,450)	(388,023)

Other	(1,126)	(1,678)

Loss and comprehensive loss for the period	(3,181,823)	(1,400,700)

Basic and diluted loss per share	(0.03)	(0.01)